Lincoln Financial Group 150 N. Radnor-Chester Road Radnor, Pennsylvania 19087

VIA EDGAR

September 28, 2018

Kathy Churko

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

202.551.6387

RE:	Comments to Registrant Filings
Registrant:	Lincoln Variable Insurance Products Trust
1940 Act File No.:	811-08090

Dear Ms. Churko:

This letter responds to your July 10, 2018 comments and questions to the December 31, 2017 annual shareholder reports (each the “Annual Report”) for the various series (the “Funds”) of the Lincoln Variable Insurance Products Trust (the “Trust”). The following are your comments and our responses.

1.	For any comments that apply to Funds in addition to those Funds specifically mentioned, confirm the comments will be reflected for those additional Funds as well.

a.	For any comments that apply to Funds in addition to those Funds specifically mentioned, the comments will be reflected for those additional Funds.

2.	In the Financial Highlights section for all Funds, include a footnote that performance disclosed does not reflect fees and expenses from variable contracts, and if it did, performance would be lower.

a.	Future Financial Highlights sections for the Funds will include this footnote.

3.

Multiple sub-advised Funds invest in underlying funds that appear to be affiliated with the Fund’s sub-adviser (see, e.g., LVIP JPMorgan Retirement Income Fund, LVIP Franklin Templeton Multi-Asset Income Fund, several LVIP American Managed Risk Funds, and the Lincoln iShares Allocation Funds). The financial statements for any Fund that invests in an affiliated underlying fund should reflect that affiliation in the statement of operations and schedule of investments. Table disclosures required by Article 12-14 of Regulation S-X should be included. Alternatively, explain why the underlying funds are not considered affiliated issuers.

a.

Regulation S-X Rule 1-02(b) defines an affiliate as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” Rule 1-02(g) defines “control” as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.”

Our practice is not to consider a sub-adviser to be controlling a fund that it sub-advises, as a sub-adviser is typically not in a position to direct the management or policies of a fund. Absent additional circumstances, a sub-advised LVIP fund would therefore generally not be under common control with an underlying fund that is advised by the sub-adviser.

However, as a conservative approach, an LVIP fund generally denotes as “affiliated” any underlying fund 5% or more of whose outstanding voting securities are owned by the LVIP Fund. We believe that our approach is appropriate and conforms with industry practice.

4.	Provide disclosures for affiliated issuers held during the period, even if the investment is no longer held as of the close of the period, as required by Article 12-14 of Regulation S-X.

a.	We will provide such disclosures in future financial statements.

5.	LVIP BlackRock Inflation Protected Bond Fund’s Statement of Net Assets includes a footnote stating:

For securities based on a published reference rate and spread, the reference rate and spread are indicated in their description above. Certain variable rate securities are not based on a published reference rate and spread but are determined by the issuer or agent and are based on current market conditions. These securities do not indicate a reference rate and spread in their description …

Disclose the reference rate and spread, or confirm that none of the reference rates or spreads was based on published reference rates or spreads.

a.

Where no reference rates or spreads are shown, we confirm that the variable rate securities are not based on a published reference rate and spread. In future financial statements, we will consider changes to the footnote to provide greater clarity where variable rate securities are not based on published reference rate and spread.

6.

Disclose any variation margin in the schedule of net assets, per Rule 6-04(3) and Rule 6-04(9) of Regulation S-X, or explain why related amounts are not disclosed. See., e.g., LVIP BlackRock Inflation Protected Bond, LVIP BlackRock Multi-Asset Income Fund.

a.	The variation margin is currently disclosed in a footnote immediately following the Statement of Net Assets.

7.

Enhance the MDFP for the LVIP Delaware Bond Fund to include a broader discussion of market factors that impacted performance during the most recent fiscal year, including investment strategies and techniques used by the investment adviser. Explain how the Funds will address the Form N-1A requirements for future shareholder reports.

a.

We will provide such disclosures in future financial statements. Future shareholder report MDFPs for all Funds will include the market factors that impact the Fund’s respective performance over the most recent fiscal year.

8.

The Statement of Net Assets for the LVIP Dimensional International Core Equity Fund reflects expense reimbursement receivable from the Fund’s adviser of an amount that seems to represent more than one month’s accrual of advisory fees. Describe the frequency of settlement for such fees, and discuss if the settlement terms are the same as the Fund’s payments to the adviser.

a.

The expense reimbursement receivable from the investment adviser as disclosed in the Statement of Net Assets for the LVIP Dimensional International Core Equity Fund represents one month of reimbursement of the Fund’s total operating expenses, and not just the investment adviser’s waiver of management fees. The management fee waiver can be found with the “Management fees payable to LIAC” contained in Note 2 in “Notes to the Financial Statements.” We confirm that waivers and reimbursement are accrued daily and received monthly, and will include a sentence stating this in future shareholder reports.

9.

LVIP Government Money Market Fund contains “government” in the Fund’s name, but does not appear to have a policy to invest at least 80% of its assets in U.S. government securities excluding cash. Confirm that the Fund complies such policy and revise the disclosure for the Fund accordingly.

a.

As a government money market fund, the Fund must invest at least 99.5% of its total assets in cash, government securities, and/or repurchase agreement. In addition, in compliance with Rule 35d-1 under the Investment Company Act of 1940, the Fund has an investment policy of investing at least 80% of its assets in U.S. government securities, excluding cash. Accordingly, the Investment Objective and Principal Investment Strategies within the Fund’s statutory prospectus includes the following language: “In addition to the Fund’s 99.5% policy noted above, under normal circumstances, the Fund invests at least 80% of its assets in government securities, including government securities subject to repurchase agreements. The Fund may change its 80% policy of investing in government securities, including government securities subject to repurchase agreements, only upon 60 days’ notice to shareholders.”

10.

LVIP PIMCO Low Duration Bond Fund has consistently experienced high portfolio turnover. Disclose that frequent portfolio turnover is part of the Fund’s investment strategy, and include high turnover in the risks of investing in dollar rolls.

a.

In the discussion of the principal investment strategies in the Prospectus for the LVIP PIMCO Low Duration Bond Fund, it is disclosed that the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. In addition, the risk of investing in dollar rolls is disclosed among the principal risks of the Fund.

11.

LVIP SSGA Developed International 150 Fund has over 30% of its assets invested in Japan. Consider updating the prospectus to disclose investments in Japan as a principal investment strategy and risk of investing in the Fund.

a.

One of the principal investment strategies disclosed in the prospectus for the LVIP SSGA Developed International 150 Fund is that the Fund may invest a large percentage of its assets in issuers located in a single country, a small number of countries, or a particular geographic region. In addition, the Fund discloses regional risk as a principal risk associated with the Fund’s exposure to the specific market, currency, economic, political, regulatory, geopolitical, or other risk in the regions and countries in which it invests. We will consider the appropriateness of a risk disclosure specific to Japan with the Fund’s subadviser during the next update to the Fund’s prospectus.

12.

LVIP SSGA Emerging Markets 100 Fund has over 65% of its assets invested in companies located in Asia. Consider updating the prospectus to disclose investments in Asia as a principal investment strategy and risk of investing in the Fund.

a.

One of the principal investment strategies disclosed in the prospectus for the LVIP SSGA Developed International 150 Fund is that the Fund may invest a large percentage of its assets in issuers located in a single country, a small number of countries, or a particular geographic region. In addition, the Fund discloses regional risk as a principal risk associated with the Fund’s exposure to the specific market, currency, economic, political, regulatory, geopolitical, or other risk in the regions and countries in which it invests. We will consider the appropriateness of a risk disclosure specific to Asia with the Fund’s subadviser during the next update to the Fund’s prospectus.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any additional comments or questions.

Very truly yours,

/s/ William P. Flory, Jr.
William P. Flory, Jr.
Chief Accounting Officer and Vice President

Enclosures

cc:	Ronald A. Holinsky, Esq.
Samuel K. Goldstein, Esq.
Christina E. Pron, Esq.